James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 26 June 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 25 June 2024. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.7

James Hardie Industries plc Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street Dublin 2, D02 WR20 Ireland 25 June 2024 Dear Sir/Madam Re: Disclosure of ceasing to be a substantial holder Pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014 (“the Act”), Bennelong Funds Management Group Pty Ltd (and its Subsidiaries and Affiliates1 as listed in Annexure A) (“BFMG”) discloses a change in notifiable interest in James Hardie Industries plc (“the Company”). As per the previous notification provided to the Company on 21 November 2023, BFMG held a notifiable interest in James Hardie Industries plc Chess Depositary Interests (“CDIs”) of 3.97% ordinary share capital. This figure was based on a holding of 17,389,710 shares and a total of 437,772,838 shares on issue. As at 22 April 2024, BFMG ceased to hold a notifiable interest in James Hardie Industries plc CDIs with 2.90% ordinary share capital. This figure is based on a holding of 12,592,426 shares and a total of 433,784,634 shares on issue on 22 April 2024. Yours sincerely Jeff Phillips Company Secretary 1 For the purposes of this Notice and pursuant to s 608(3) of the Corporations Act 2001 (Cth), ‘Affiliates’ means any body corporate or managed investment scheme in which the Group’s voting power is over 20% or which is controlled by the Group.

Annexure A Subsidiaries BennBridge Ltd (Company Number 10480050) Bennelong Funds Management Ltd (ACN 111 214 085) Affiliates 4D Infrastructure Pty Ltd (ACN 604 979 259) Bennelong Australian Equity Partners Pty Ltd (ACN 131 665 122) Bennelong Long Short Equity Management Pty Ltd (ACN 118 724 173) Quay Global Investors Pty Ltd (ACN 163 911 859) Skerryvore Asset Management LLP (OC429371) Touchstone Asset Management Pty Ltd (ACN 605 911 519)